Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-224828

Supplementing the Prospectus Supplement

dated November 20, 2018 (to Prospectus dated November 20, 2018)

AIR LEASE CORPORATION

$750,000,000 2.300% MEDIUM-TERM NOTES, SERIES A, DUE FEBRUARY 1, 2025

$650,000,000 3.000% MEDIUM-TERM NOTES, SERIES A, DUE FEBRUARY 1, 2030

PRICING TERM SHEET

DATE: JANUARY 7, 2020

Issuer:	Air Lease Corporation

Ratings*:	Standard & Poor’s Ratings Services: BBB (stable outlook) Fitch Ratings: BBB (stable outlook) Kroll Bond Rating Agency: A- (stable outlook)

Security Description:	2.300% Medium-Term Notes, Series A, due February 1, 2025 (the “2025 Notes”) 3.000% Medium-Term Notes, Series A, due February 1, 2030 (the “2030 Notes” and, together with the 2025 Notes, the “Notes”)

CUSIP:	2025 Notes: 00914AAF9 2030 Notes: 00914AAG7

ISIN:	2025 Notes: US00914AAF93 2030 Notes: US00914AAG76

Principal Amount:	$750,000,000 of the 2025 Notes $650,000,000 of the 2030 Notes

Net Proceeds (before expenses):	$1,369,873,500

Trade Date:	January 7, 2020

Settlement Date:

January 14, 2020 (T+5)

The Issuer expects that delivery of the Notes will be made to investors on the Settlement Date, which will be the fifth business day following the date hereof (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date hereof or the next two succeeding business days will be required, by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

Maturity Date:	2025 Notes: February 1, 2025 2030 Notes: February 1, 2030

Coupon:	2025 Notes: 2.300% 2030 Notes: 3.000%

Issue Price:	2025 Notes: 98.963% of face amount 2030 Notes: 97.904% of face amount

Benchmark Treasury:	2025 Notes: UST 1.750% due December 31, 2024 2030 Notes: UST 1.750% due November 15, 2029

Benchmark Treasury Spot / Yield:	2025 Notes: 100-19 3/4 / 1.620% 2030 Notes: 99-10 / 1.826%

Spread to Benchmark Treasury:	2025 Notes: +90 basis points 2030 Notes: +142 basis points

Yield to Maturity:	2025 Notes: 2.520% 2030 Notes: 3.246%

Interest Payment Frequency:	2025 Notes: Semi-annual 2030 Notes: Semi-annual

Interest Payment Dates:	2025 Notes: February 1 and August 1, beginning on August 1, 2020 (long first coupon) 2030 Notes: February 1 and August 1, beginning on August 1, 2020 (long first coupon)

Regular Record Dates:	2025 Notes: Every January 15 and July 15 2030 Notes: Every January 15 and July 15

Day Count Fraction:	2025 Notes: 30/360 2030 Notes: 30/360

Business Day Convention:	2025 Notes: Following 2030 Notes: Following

Business Days:	2025 Notes: New York 2030 Notes: New York

Optional Redemption:

2025 Notes: On any date prior to January 1, 2025, we may redeem the 2025 Notes, at our option, in whole or, from time to time, in part at a redemption price equal to 100% of the aggregate principal amount of the 2025 Notes to be redeemed plus an Applicable Premium, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date. On or after January 1, 2025, we may redeem the 2025 Notes, at our option, in whole or, from time to time, in part at a redemption price equal to 100% of the aggregate principal amount of the 2025 Notes to be redeemed plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

2030 Notes: On any date prior to November 1, 2029, we may redeem the 2030 Notes, at our option, in whole or, from time to time, in part at a redemption price equal to 100% of the aggregate principal amount of the 2030 Notes to be redeemed plus an Applicable Premium, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date. On or after November 1, 2029, we may redeem the 2030 Notes, at our option, in whole or, from time to time, in part at a redemption price equal to 100% of the aggregate principal amount of the 2030 Notes to be redeemed plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

“Applicable Premium” means, (A) with respect to a 2025 Note on any date of redemption, the excess, if any, of (x) the present value as of such date of redemption of (i) 100% of the principal amount of such 2025 Note plus (ii) all required interest payments due on such 2025 Note through January 1, 2025, assuming such 2025 Note matured on such date (excluding accrued but unpaid interest to, but excluding, the date of redemption), computed using a discount rate equal to the Applicable Treasury Rate as of such date of redemption plus 15 basis points, over (y) the then outstanding principal of such 2025 Note and (B) with respect to a 2030 Note on any date of redemption, the excess, if any, of (x) the present value as of such date of redemption of (i) 100% of the principal amount of such 2030 Note plus (ii) all required interest payments due on such 2030 Note through November 1, 2029, assuming such 2030 Note matured on such date (excluding accrued but unpaid interest to, but excluding, the date of redemption), computed using a discount rate equal to the Applicable Treasury Rate as of such date of redemption plus 25 basis points, over (y) the then outstanding principal of such 2030 Note.

“Applicable Treasury Rate” means as of any date of redemption of (A) the 2025 Notes, the yield to stated maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent statistical release designated as “H.15” under the caption “Treasury constant maturities” or any successor publication which is published at least weekly by the Board of Governors of the Federal Reserve System (or companion online data resource published by the Board of Governors of the Federal Reserve System) and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity that has become publicly available at least two Business Days prior to the redemption date (or, if such statistical release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to January 1, 2025; provided, however, that if the period from the redemption date to January 1, 2025 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Applicable Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to January 1, 2025 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used or (B) the 2030 Notes, the yield to stated maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent statistical release designated as “H.15” under the caption “Treasury constant maturities” or any successor publication which is published at least weekly by the Board of Governors of the Federal Reserve System (or companion online data resource published by the Board of Governors of the Federal Reserve System) and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity that has become publicly available at least two Business Days prior to the redemption date (or, if such statistical release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to November 1, 2029; provided, however, that if the period from the redemption date to November 1, 2029 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Applicable Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to November 1, 2029 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Change of Control Repurchase Event:

2025 Notes: Puttable at 101% of principal plus accrued and unpaid interest, if any, to the date of purchase.

2030 Notes: Puttable at 101% of principal plus accrued and unpaid interest, if any, to the date of purchase.

Denominations/Multiples:	2025 Notes: $2,000 x $1,000 2030 Notes: $2,000 x $1,000

Governing Law:	2025 Notes: New York 2030 Notes: New York

Joint Book-Running Managers:

BofA Securities, Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

SunTrust Robinson Humphrey, Inc.

BMO Capital Markets Corp.

Loop Capital Markets LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

SG Americas Securities, LLC

Wells Fargo Securities, LLC

BNP Paribas Securities Corp.

Fifth Third Securities, Inc.

ABN AMRO Securities (USA) LLC

Citizens Capital Markets, Inc.

Goldman Sachs & Co. LLC

ICBC Standard Bank Plc

KeyBanc Capital Markets Inc.

NatWest Markets Securities Inc.

Regions Securities LLC

Santander Investment Securities Inc.

TD Securities (USA) LLC

Commonwealth Bank of Australia

Arab Banking Corporation B.S.C.

Co-Managers:	Keefe, Bruyette & Woods, Inc. Morgan Stanley & Co. LLC

*

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Investing in the Notes involves a number of risks. See “Risk Factors” included or incorporated by reference in the related prospectus supplement dated November 20, 2018 and the related prospectus dated November 20, 2018.

The Issuer has filed a registration statement (including a prospectus) and a related prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement, including the documents incorporated by reference in each of these filings for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the related prospectus and the related prospectus supplement if you request them by contacting: (i) BofA Securities, Inc. toll-free at (800) 294-1322, (ii) Citigroup Global Markets Inc. toll-free at (800) 831-9146, (iii) J.P. Morgan Securities LLC collect at (212) 834-4533 or (iv) SunTrust Robinson Humphrey, Inc. toll-free at (800) 685-4786.

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